American Bonanza Gold Mining Corp.	SCHEDULE C

Supplementary Information
For the nine months ended September 30, 2003

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2002 and the unaudited Consolidated Financial Statements for the nine months ended September 30, 2003.

Description of Business

American Bonanza Gold Mining Corp. (the “Corporation”) is a development stage mining company engaged in the identification, acquisition, exploration and development of high-grade gold properties primarily located in the Great Basin of the American Southwest.

The Corporation conducts its exploration and development activities independently as well as through option or earn-in arrangements. These arrangements are structured in such a way as to allow an interested party an ability to earn an interest in a project by funding exploration expenditures on the Corporation’s projects over a period of time. Typically, the partner may earn up to a 50 percent interest on a vest in basis over a period of time with the Corporation retaining a back-in right to increase its interest by way of reimbursing exploration expenditures on a predetermined basis.

Results of Operations

For the nine months ended September 30, 2003, the Corporation had a net loss of $430,677 or nil per share compared with a net loss of $316,732 or nil per share in 2002. The increase from the comparable period was primarily attributable to the increase in both general and administrative and exploration expenditures which was partially offset by a foreign exchange gain of $102,024. The foreign exchange gain was a combination of a gain on the Corporation’s US dollar denominated debt offset by a loss on the Corporation’s cash balances held in US dollars.

For the nine months ended September 30, 2003, general and administrative expenditures increased from $136,304 in the comparable period to $307,224 which was direct result of increased personnel, public company expenses and consulting related fees associated with the Corporation’s increased activity. Increased activity also contributed to $78,635 in business development related expenditures associated with reviewing corporate development opportunities. Public company expenses increased from $21,150 to $106,115 as a direct result of annual general meeting related costs and the Corporation’s investor relation initiatives.

For the nine months ended September 30, 2003, exploration expenditures reflecting those amounts not directly capitalized increased to $190,928 from $114,367 in the comparable period which was the result of increased activity relating to ongoing project evaluations. The Corporation has conducted several project evaluations using its metallogenic explorations techniques which represent state-of-the-art tools for modern exploration in the Great Basin of the American Southwest. Exploration expenditures in the period also included all cost associated with maintaining the Corporation’s exploration office in Reno, Nevada.

Financial Condition, Liquidity and Capital Resources

The Corporation’s working capital as at September 30, 2003 was $2,204,575 compared with a working capital position of $105,622 as at December 31, 2002. The increase was primarily attributed to a private placement of 18,295,454 common shares, including corporate finance shares totaling 450,000 common shares, for net proceeds of $3,705,210. Additionally, the Corporation received proceeds of $1,191,471 from share purchase warrant and stock option exercises. The increase in working capital in the period was attributable to proceeds from equity related transactions less the repayment of long-term debt of $792,408, development expenditures at Copperstone totaling $1,485,061, and exploration expenditures at the Gold Bar project totaling $ 159,695.

During 2002 the Corporation entered into a loan agreement with Brascan Financial Corporation for US$1.1 million in connection with the acquisition of the remaining 75 percent of the Copperstone project not already owned. Under the terms of this agreement the loan is repayable in two equal installments of US$550,000 on March 4, 2003 and March 4,

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American Bonanza Gold Mining Corp.	SCHEDULE C

Supplementary Information
For the nine months ended September 30, 2003

2004. On March 4, 2003 the Corporation satisfied its repayment obligation in 2003 and subsequent to September 30, 2003, the Corporation completely paid out its loan facility with Brascan Financial Corporation with a final payment of US$550,000 as a direct result of the Corporation’s recently completed equity financings discussed below.

During 2002 the Corporation resumed underground exploration and development at the Copperstone project, and reached a significant milestone in that program during the period. The underground workings now extend from the northern end of the Open Pit over 1,800 feet to the north to intersect the southern portion of the D-Zone high grade mineralized target. Channel sampling from the underground workings returned multi-ounce assays from the southern portion of the D-Zone, confirming the grades indicated by core holes drilled from surface. These results are currently being followed up with a substantial underground core drilling program planned to convert D-Zone resources to the reserve level and to aid design of further underground workings and future stopes. Initial drilling results from the underground drilling program were reported on November 11, 2003 and returned multi-ounce assays. Total expenditures of the underground program in the period were $1,256,383 (not including site maintenance, camp support and property related payments) for a total cumulative cost of $1,468,405 since the program began in late 2002.

The Corporation’s objective at Copperstone is to convert the resources to reserves, explore to expand the resources, and develop a significant high grade underground gold mining operation to production. Exploration efforts will focus on expanding the D and C Zones and on drilling the footwall zone, which may represent a mineralized structure parallel to the Copperstone Fault – the primary host of mineralization at Copperstone.

As at September 30, 2003 the Corporation had cash of $3,161,574 compared to $1,616,691 as at December 31, 2002. Subsequent to September 30, 2003 the Corporation completed a public offering and private placement of securities for gross proceeds of $11,000,000. The public offering was pursuant to a Short Form Offering Document dated October 6, 2003, of 7,142,858 units at $0.28 per unit, raising gross proceeds of $2,000,000 while the brokered private placement consisted of 32,142,857 units of the Corporation at a price of $0.28 per unit, for gross proceeds of $9,000,000 and included the exercise of an over allotment option of 50% by its agent.

In management’s opinion the Corporation’s working capital position as at September 30, 2003 combined with its recently completed equity financings for gross proceeds of $11,000,000 will provide adequate funding for purposes of accelerating the Copperstone project toward pre-feasibility and to conduct further work programs on both its Gold Bar and Pamlico projects. At the Copperstone project the Corporation’s primary focus in the near term will be to accelerate exploration drilling and resources definition drilling and complete pre-feasibilty related activities.

Outlook

The business of mineral exploration and extraction involves a high degree of risk with very few properties that are explored that ultimately achieve commercial production. As present, none the Corporation’s properties have a known body of commercial ore. Other risks facing the Corporation include economic risks, permitting, fluctuations in mineral prices, share price volatility and uncertainty as to its ability to complete additional financings to fund its future development and exploration work programs.

The Corporation will continue to focus the majority of its exploration and development activities in the Great Basin and the American Southwest. The Corporation will also continue to use its metallogenic explorations techniques which represent state-of-the-art tools for modern exploration in the Great Basin of the American Southwest which management views will be the catalyst for future corporate growth and achieving its stated mission of becoming a highly profitable gold producer.

As a mining company in the development stage the future liquidity of the Corporation will be affected principally by the level of exploration expenditures and by its ability to raise adequate level of capital through the equity markets. In management’s opinion the Corporation’s current working capital combined with its recently completed equity financings will be sufficient for funding its planned exploration and development expenditures in both 2003 and 2004 on the Copperstone project and meeting its ongoing obligations as they become due. Additionally, the Corporation is adequately funded to complete its exploration initiatives on both its Gold Bar and Pamlico projects.

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